APTI
                           --------------------------
                           Air Packaging Technologies
                                  Incorporated


March 6, 2001

U. S. Securities & Exchange Commission
450 Fifth Street, N. W.
Washington, D.C. 20549-0404


Re:   Air Packaging Technologies, Inc.
      Withdrawal of Registration statement on Form S-3 filed November 16, 2000 File No. 333-50064

Ladies And Gentlemen:

         On behalf of Air Packaging Technologies, Inc. I hereby request that the subject registration statement filed under file number 333-50064 be withdrawn. After consultation with our legal counsel regarding the S-3 filing and the option of amending the filing to another form of filing, we have determined that it is in the Company's best interests, at this time, to request withdrawal of the above referenced filing because we are anticipating the filing of another registration later this year on a Form SB-2 and it will be more cost effective for the Company to include the convertible debentures and warrants, that were the subject matter of the S-3 filing, in the SB-2 filing rather than amending this filing. No securities were offered or sold under this registration statement. Comments made by the Commission in relation to accounting matters will be addressed by corrections and/or expanded discussions in the upcoming Form 10KSB for the Company's fiscal year ending 12/31/2000.

          If you have any questions, please do not hesitate to contact our legal counsel J. Garry McAllister at 801-572-6610.


Sincerely,

/s/ Janet Maxey

Janet Maxey
Corporate Secretary & CFO






AIRENVIRO                                                      [Graphic Omitted]
------------------------
Environmental Packaging         Consulting in Packaging and Material Handling

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